Exhibit (a)(5)(B)

CHARLOTTE RUSSE HOLDING, INC. ANNOUNCES

EXTENSION OF THE EXPIRATION DATE

FOR ITS MODIFIED DUTCH AUCTION TENDER OFFER

SAN DIEGO, California, Wednesday, March 19, 2008 – Charlotte Russe Holding, Inc. (NASDAQ-GSM: CHIC), a growing mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties, today announced that the Company’s board of directors approved an extension of the expiration date of its previously announced modified “Dutch Auction” tender offer. The tender offer, which was originally due to expire at 5:00 P.M., New York City Time, on Thursday, March 20, 2008, will now be set to expire at 5:00 P.M., New York City Time, on Wednesday, April 2, 2008, unless further extended.

Given the timing and importance of the Easter holiday and related spring break periods, the board of directors and management believe it is appropriate to extend the expiration date of the tender offer to conclude after the end of the Company’s fiscal quarter which ends on March 29, 2008.

Tenders of shares must be made prior to the expiration of the tender offer and any shares previously tendered may be withdrawn any time prior to the expiration of the tender offer. All other terms and conditions of the tender offer as described in the Offer to Purchase and related materials distributed to stockholders continue to apply to the tender offer as extended. (Refer to the Company’s February 20, 2008 press release for more information on the tender offer.) As of March 17, 2008, 2,845 shares of the Company’s common stock had been tendered and deposited pursuant to the tender offer.

Charlotte Russe Holding, Inc. is a mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties. At December 29, 2007 the Company operated 440 stores in 45 states and Puerto Rico. The Company expects to open approximately 60 new stores in fiscal 2008. For more information about the Company, please visit www.charlotterusse.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Except for the historical information contained herein, this press release contains forward-looking statements. Such statements include, but are not limited to, statements about the Company’s intent to commence the tender offer, its use of cash and its growth alternatives. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risks that the Company will not achieve anticipated financial results or comparable store sales increases, the Company will not open new Charlotte Russe stores or remodel existing stores in the numbers or on the schedule anticipated, general and regional economic conditions, industry trends, consumer demands and preferences, competition from other retailers and uncertainties generally associated with women’s apparel and accessory retailing. A complete description of these factors, as well as others that could affect the Company’s business, is set forth in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q, filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. Stockholders of the Company are urged to read the relevant tender offer documents, as amended, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The Company has filed tender offer materials with the SEC, including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents, as amended. The tender offer materials contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as amended, are available to all stockholders of the Company at no expense to them. The tender offer materials are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders of the Company may obtain a free copy of these documents from the information agent for the tender offer, by mailing requests for such materials to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by emailing tenderoffer@mackenziepartners.com or calling (800) 322-2885. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as amended, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

For more information about the Company, please visit www.charlotterusse.com.

Contact:	Patti Johnson

Executive Vice President and Chief Financial Officer

Charlotte Russe Holding, Inc.

858-490-2603

Joseph Teklits

ICR, Inc.

(203) 682-8258